Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine Months Ended September 30,
	2012	2011
Earnings before fixed charges:
Income before income taxes	$363	$236
Plus: Fixed charges	541	409

Earnings available to cover fixed charges	$904	$645

Fixed charges(a):
Interest, including amortization of deferred financing costs	$475	$359
Interest portion of rental payments	66	50

Total fixed charges	$541	$409

Ratio of earnings to fixed charges	1.67x	1.58x

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2012	2011
Related to debt under vehicle programs	$236	$209
All other	239	150

	$475	$359

*  *  *

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